Mail Stop 6010

April 24, 2007

W. Bruce Comer III
Chief Executive Officer
Allegro Biodiesel Corporation
6033 West Century Boulevard, Suite 850
Los Angeles, California 90045

> **Re:** **Allegro Biodiesel Corporation**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed April 10, 2007**
> **File No. 333-139299**
> **And Related Periodic Filings**

Dear Mr. Comer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given the nature of your offering, we are unable to agree with your response that major security holders can offer such a large percentage of your public float without compliance with the procedures in prior comment 1. Therefore, we reissue the comment as to those security holders. As to the other security holders,

please provide us a table that is clearly reconcilable to the table of selling stockholders and identifies for each group of related selling stockholders:

- The date on which that group acquired the outstanding security related to the offered shares.

- The consideration paid for the outstanding security in total and per equivalent common share. If the outstanding security was acquired in exchange for another security, please tell us the consideration paid for the predecessor security in total and per equivalent common share, the date of and reason for the exchange, and the total benefit the selling stockholder received by engaging in the exchange.

- The market price for your common shares at the time of the issuance of the outstanding security and any predecessor security.

- The relationship between the selling stockholder and the registrant at the time of the issuance of the outstanding security and any predecessor security.

- How the registrant used the proceeds received for the outstanding security and any predecessor security exchanged for the outstanding security.

Liquidity and Capital Resources, page 18

2.   We see that beginning on April 12, 2007, you must pay the holders of the Series A convertible preferred stock an amount equal to $6,250 for each day the registration statement is not effective. Please revise to disclose the amount currently payable under the registration rights agreement and how you intend to satisfy the liability (e.g. cash, equity).

Selling Stockholders, page 25

3.   We note your reference to rule 409 in your response to prior comment 4. We are unable to agree with your conclusion that is it unreasonable for a registrant to require its security holders to provide information required to be disclosed in a registration statement if they intend to be included in the registration statement as selling security holders. Therefore, we reissue prior comment 4.

Managements Discussion and Analysis or Plan of Operations, page 14

Critical Accounting Policies, page 15

4.   We see that you recorded significant impairment of goodwill during fiscal year 2006. Since assessing and determining goodwill impairment requires significant judgment, please tell us why you should not include impairment of goodwill as a critical accounting policy.

Consolidated Financial Statements

Note 2. Acquisition of Vanguard, page F-8

5.   We reference your disclosure in the last paragraph on page F-8 that management
determined the fair value of Vanguard's net assets to be $22.4 million. We
reference the fair value of Vanguard's assets (liabilities) of $2.2 million in
Exhibit I to your response dated April 10, 2007. Please revise to disclose the
correct fair value of Vanguard's net assets or tell us why the amount disclosed is
correct.

Note 3. Basis of Presentation and Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

6.   We note your disclosure that you defer revenue in all instances where the earnings
process is incomplete. Please disclose whether there is any deferred revenue
recorded at December 31, 2006 and revise to discuss the specific circumstances
that result in the earnings process being incomplete and revenue being deferred to
future periods.

7.   We reference our prior comment 10 in our letter dated February 12, 2007. We
note that accounts receivable at December 31, 2006 is equal to 29% of revenue
recorded for the year and that you currently have not recorded an allowance for
doubtful accounts. We continue to believe that additional disclosure regarding the
nature and collection terms of your accounts receivable would be appropriate.
Additionally, you should also revise to include the disclosure requirements of
paragraph 13 of SOP 01-06.

8.   We note your response and the changes made in response to prior comment 11 in
our letter dated February 12, 2007. Please revise to clarify your accounting for
the tax credits where the customer is responsible for applying for the tax credits
and where you are responsible for applying for the tax credit. Please indicate the
basis for your accounting treatment of whether you recognize these credits as
revenue or a reduction in cost of sales. Clarify how you have applied the
guidance in paragraphs 7-17 of EITF 99-19 in your response.

9.   As a related matter, tell us why it is appropriate to recognize the tax credits prior
to collecting the amounts from the federal government.

Note 13. Common Stock and Common Stock Warrants, page F-18

Stock Option Plan, page F-19

10.   We reference the changes made in response to prior comment 13 in our letter
        dated February 12, 2007. Please revise to disclose the amount of stock
        compensation expense recognized during the year ended December 31, 2006 as a
        result of the stock options issued on August 11, 2006.

Form 10-K for the year ended December 31, 2006

Item 8A. Controls and Procedures, page 15

11.   We note your disclosure that the Chief Executive Officer and Chief Financial
        Officer concluded that your disclosure controls and procedures were effective as
        of December 31, 2005. However, you have not disclosed your assessment of
        disclosure controls and procedures as of December 31, 2006. Please revise.

12.   Additionally, please tell us if your certifying officers have considered the effect of
        the errors requiring restatement on the adequacy of your disclosure controls and
        procedures as of December 31, 2006. To the extent that you still conclude that
        your disclosure controls and procedures are effective at December 31, 2006,
        please revise to include disclosure discussing how you arrived at your conclusion.

* * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any registration
statement for further review before submitting a request for acceleration. Please provide
this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Craig E. Gosselin, Esq. (via fax)